ML



10036071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 600 Plaza One
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kincel 201-547-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, Robert Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financia statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated , as o December 31, 2009 and for the year then ended, are true and correct. I further swear (or affirm) that neithe the company nor any partner, proprietor, principal officer or director has any proprietary interest in an account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditor's Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Fred Alger & Company, Incorporated
Jersey City, New Jersey

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary ("Company"), a wholly-owned subsidiary of Alger Associates, Inc., as of December 31, 2009, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

BDO Seidman, LLP

March 9, 2010

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2009	
Assets	
Cash	$ 4,272,189
Management fees receivable (Note 2)	8,857,069
Receivable from Mutual Funds (Note 2)	2,240,516
Financial instruments owned, at fair value (Note 1)	94,345,372
Receivable from Parent (Notes 2, 6 and 7)	1,534,982
Prepaid expenses and other assets (Note 2)	5,314,472
Deposits with clearing organizations	540,619
Property and equipment, net (Note 3)	4,792,819
	$121,898,038
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses and other liabilities (Notes 4 and 7)	$ 27,281,037
Financial instruments sold, not yet purchased (Note 1)	467,072
Payable to affiliates, net	19,550
Current taxes payable (Note 6)	3,068,014
Deferred taxes payable (Note 6)	4,088,979
Total liabilities	34,924,652
Commitments and contingencies (Notes 5, 7, 8 and 9)	
Stockholder's equity:	
11% Series A cumulative preferred stock, $100 par value - 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $.10 par value - 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $.10 par value - 1,000 shares authorized and no shares issued or outstanding	-
Additional paid-in capital	80,141,433
Retained earnings	6,861,008
Less: Treasury stock, at cost; 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock	(166,066)
Total stockholder's equity	86,973,386
	$121,898,038

See accompanying summary of business and significant accounting policies and notes to consolidated financial statements.